[InterMune Letterhead]

November 29, 2011

VIA EDGAR and FEDERAL EXPRESS

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Jim B. Rosenberg
Ibolya Ignat
Mark Brunhofer

Re: Letter to InterMune, Inc., dated November 22, 2010

Ladies and Gentlemen:

As discussed by our outside counsel, Latham & Watkins LLP, with Mark Brunhofer on November 29, 2011, InterMune, Inc. (“InterMune”) hereby respectfully requests an extension until Friday, December 16, 2011 to provide sufficient time to coordinate and prepare its response to the comment letter sent to InterMune by the Securities and Exchange Commission on November 22, 2011 in respect of InterMune’s Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarterly period September 30, 2011.

Sincerely,

/s/ Lucinda Y. Quan
Lucinda Y. Quan
Vice President, Associate General Counsel

cc:    John C. Hodgman, Chief Financial Officer, InterMune, Inc.